Commission file number: 0-18892

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

P.E.
1-31-02

For the month of January 2002

MAYNE GROUP LIMITED
(Translation of Registrant's Name Into English)

Mayne Group House
21/390 St Kilda Road
Melbourne, Victoria 3004
Australia
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X.

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

21 January 2002

Mayne Group Limited
ABN 56 004 073 410

PO Box 1671N GPO Melbourne
Victoria 3001 Australia
390 St Kilda Road Melbourne
Victoria 3004 Australia
Telephone 61 3 9868 0700
Fax 61 3 9867 1179

Company Announcements Office
Australian Stock Exchange
Level 4
20 Bridge Street
Sydney NSW 2000

No. of Pages 2 (including this page)

Media Release – Name Change of Mayne Nickless Limited to Mayne Group Limited

Please find following a media release in relation to the change of name of Mayne Nickless Limited to Mayne Group Limited. There will be no change to the ASX code of **MAY**.

Yours sincerely,

John Priestley
Company Secretary

MEDIA RELEASE
21 January 2002

Mayne name change supports brand strategy

Mayne Nickless Limited will change its name to Mayne Group Limited from today, following approval by shareholders at the Annual General Meeting in November last year.

The company name change is consistent with the Mayne group brand strategy, which has established a unified corporate brand designed to derive maximum benefits from the company's strong market positions in health care and logistics.

Mayne's Group Managing Director and Chief Executive Officer, Mr Peter Smedley, said the name change reflected the group's strategic development plan. Up until November 2000, Mayne had operated more than one hundred disparate brands which created a confused identity in the market, both for its customers and staff.

"We have now created a single identity with significant visibility and presence in the marketplace, helping us to fully leverage the value of our market position in our industry sectors while creating a revitalised profile in the market for Mayne," Mr Smedley said.

"It's important that the name of the listed company is consistent with that," he said.

Mayne is a leading Australian service company with international businesses in health care – comprising hospitals, pathology, diagnostic imaging, medical centres and the manufacture and marketing of pharmaceuticals and health care products – and in logistics, comprising operations in contract logistics, pharmaceutical distribution, time critical express and cash logistics. Listed on the Australian Stock Exchange, Mayne currently has a market capitalisation of around A$5.5 billion, a presence in 60 countries and 38,000 staff worldwide.

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Media enquiries:
Rob Tassie
Public Affairs Manager
Phone: +613 9868 0886
Mobile: 0411 126 455

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAYNE GROUP LIMITED

By: [signature]

Name: Karen Kee

Title: Manager, Group Secretarial Services

Date: 4 April 2002